Exhibit 99.1

Level 18 101 Collins Street, Melbourne Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Expiry of Unlisted Options

Melbourne, Australia, 15 March 2016. TBG Diagnostics Limited (formerly Progen Pharmaceuticals Ltd) (ASX: TDL, OTC: PGLA) (the Company) advises that the following unlisted options that were issued to Mercer Capital Pty Ltd as part of the underwriting fee for the Non-Renounceable Rights Issue conducted in 2013 have expired:

Number:	1,000,000
Exercise Price:	$0.30
Expiry:	13 March 2016

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.